FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

September 3, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on September 3, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

September 3, 2025.

Schedule "A"

HIVE Digital Technologies Completes Phase 2 of Its Yguazú Project in Paraguay Reaching 18 EH/s, Producing 8 Bitcoin per Day from Hydroelectric Power

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - September 3, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, today announced it has completed Phase 2 in Yguazú ahead of schedule, and last week exceeded 18 Exahash per second ("EH/s") of global Bitcoin mining capacity. The Company rapidly eclipsed the 17 EH/s target, followed by the 18 EH/s target, signifying completion of Phase 2 in Yguazú, as the final ASICs were installed. HIVE has been mining over 8 Bitcoin per day globally since eclipsing the 17 EH/s target and today is mining over 8.5 Bitcoin per day. HIVE's Paraguay operations are powered by renewable hydroelectric energy from the Itaipú Dam in Paraguay, the largest hydroelectric power facility in the Western Hemisphere.

With Phase 2 finished at Yguazú, HIVE has now successfully realized the goal of reaching a total global hashrate of 18 EH/s by Summer 2025, culminating in the completion of Yguazú, with 200 megawatts ("MW") using hydroelectric power now under operation in Paraguay, with a global fleet efficiency of approximately 18.5 J/TH.

"HIVE is one of the few companies in the world operating with a dual business model*, in Bitcoin mining and also AI Cloud computing powered by GPUs in our HPC data centers," said Aydin Kilic, President & CEO.

Mr. Kilic added, "At HIVE, we are focused on creating enduring value through disciplined growth, operational excellence, and a dual-engine model that puts us at the forefront of digital infrastructure and next-generation finance."

"While our 200 MW Yguazú site is the largest Bitcoin mining facility HIVE has constructed, it has done so in record time," said Luke Rossy, COO.

Mr. Rossy continued, "I am incredibly proud of our team, as we developed mastery of the hydro ASIC cooling infrastructure, to optimize operational efficiency in the local climate, using the dry-cooler technology."

Additionally, HIVE is pleased to note that the transformers in Phase 3 at the Valenzuela site have been energized, marking the third 100 MW of green energy infrastructure HIVE has built in Paraguay. We anticipate installing ASICs in the coming weeks, as site construction of Phase 3 is now substantially complete.

Figure 1: Valenzuela 100 MW site construction substantially completed with ASIC deployment scheduled to begin next week.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/264899_a4416b0274e54bc9_001full.jpg

Valenzuela is the final step in its expansion plan to 25 EH/s. Upon completion by U.S. Thanksgiving, the Company projects daily Bitcoin production of approximately 12 BTC, based on current network difficulty. At that scale, HIVE's global fleet is expected to comprise approximately 3% of the global Bitcoin mining network, operating at an energy efficiency of approximately 17.5 Joules per Terahash ("J/TH").

Achieving this production level will require additional ASIC deployments and higher power usage; however, these capital and operating expenditures have already been made and are within the Company's budget for this year.

The Company has previously disclosed these ASIC purchases, consisting of funded Bitmain S21+ Hydro units, and all Bitcoin mining hardware for Phase 2 in Yguazú has now been received and installed. Ongoing operating expenses, such as power, scale proportionally with machine usage and are consistent with HIVE's current cost structure.

All Phase 3 ASICs destined for Valenzuela have been paid for, and all of these ASICs have already shipped. The initial batches of Phase 3 ASICs have been received on site in Valenzuela, and will be installed in the next week and the remainder are expected to arrive on site this month.

This update informs the market that capital expenditures for expansion have been deployed, and the expansion is now underway as hardware is delivered and installed on-site.

Management expects additional growth to remain consistent with the established economics of its Paraguay operations. Each incremental exahash increases daily production and revenue potential, while HIVE's cost structure remains predictable due to fixed-rate hydroelectric power and the absence of material incremental labor costs. Actual results may vary depending on network difficulty and Bitcoin prices.

Darcy Daubaras, HIVE's CFO, commented, "Our focus remains unwavering: deliver strong and sustainable performance, drive sector-leading efficiency through superior capital returns and low G&A expenses and create lasting value for our shareholders as we continue building resilient, decentralized Bitcoin infrastructure."

* "Our dual business model - combining Bitcoin mining and high-performance computing - is designed to capture growth from two rapidly expanding digital industries," said Darcy Daubaras, CFO. "In practical terms, this means HIVE is scaling production of Bitcoin much like a growth business scales output of a core product. Each incremental exahash increases daily production and revenue potential, while our HPC division provides a complementary revenue stream that grows with demand for compute power. Together, these engines create accelerating top-line momentum under current market conditions."

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's in Yguazú, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/264899